Exhibit 99.9

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended

September 30, 2016

Dated November 8, 2016

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three and nine months ended September 30, 2016 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2016 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2015 (the “AIF”) dated April 13, 2016, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors has been delegated the responsibility to review and approve the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2015 (the “Annual Financial Statements”), which have also been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook 1 Project including the key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook 1 Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (“cps”) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. Total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured and should only be used as a preliminary indication of the presence of radioactive minerals. For the purposes of this MD&A, “off-scale” means >10,000 cps total count gamma readings by a RS-120 gamma-ray scintillometer.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

OVERALL PERFORMANCE

Background

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on March 8, 2011 as “Clermont Capital Inc.”, a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “TSX-V”). On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen’s principal asset is its 100% interest in the Rook 1 project, an exploration project in the Athabasca Basin, Saskatchewan (the “Rook 1 Project”).

The Rook 1 Project is located in the southwest Athabasca Basin, Saskatchewan, Canada. It is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015 and the Harpoon discovery in August 2016. The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 71.7% of the outstanding common shares of IsoEnergy Ltd. (“IsoEnergy”) as of the date hereof.

Exploration

In January 2016, the Company commenced a 30,000 metre winter drill program, using six drill rigs. This 2016 winter drill program was designed to: (i) delineate the higher grade A2 sub-zone, (ii) drill test extensions of the A2 and A3 high-grade shears further southwest; and (iii) test for flat lying mineralization, all at the Arrow zone. This 2016 winter drill program also included step-out drilling along strike from the Arrow zone and exploration of the Bow discovery.

On March 3, 2016, the Company announced the following maiden inferred mineral resource estimate on the Rook 1 Project having an effective date of January 14, 2016:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
A1	380,000	0.50	4,200,000
A2	1,480,000	0.85	27,600,000
A2 High Grade	410,000	13.26	120,500,000
A3	1,130,000	1.90	47,300,000
A4	80,000	1.35	2,300,000

Total	3,480,000	2.63	201,900,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 2.0 metres was used.
4.	Numbers may not add due to rounding.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

On April 4, 2016, the Company announced the expansion of the 2016 winter drill program by an additional 7,500 metres using three drill rigs. This 2016 spring drilling program focused on the 180 metre southwest extension of Arrow resulting from the initial 2016 winter drill program and infilling the A2 high grade domain (including the higher grade A2 sub-zone). In April 2016, the Company was also issued a permit to construct an all-season access road from Provincial Highway 955 to the Rook 1 Project.

The spring drill program completed on June 25, 2016 with a total of 90 holes having been drilled as part of the combined 2016 winter and spring drilling program.

Highlights of the 2016 winter and spring drill program included (i) the discovery of the new A5 shear zone with hole AR-16-81c2 which intersected 9.5 metres at 2.08% U3O8 and 4.0 metres at 5.18% U3O8 and 6.5 metres at 2.55% U3O8; (ii) hole AR-16-90c3 at the new area 180 metres southwest of the Arrow deposit which intersected 13 metres at 8.09% U3O8 (710.5 metres to 723.5 metres) including 10.0 metres at 10.33% U3O8 (710.5 metres to 720.5 metres) and an additional interval at 5.0 metres at 14.35% U3O8 (702.5 metres to 707.5 metres); and (iii) the discovery of substantial mineralization in the A1 shear zone with hole AR-16-84c1 which intersected 28.5 metres at 2.13% U3O8 including 11 metres at 3.99% U3O8 and an additional 18 metres at 0.98% U3O8.

On June 26, 2016, the Company commenced a 35,000 metre summer drill program, using seven rigs. The objective of the 2016 summer drill program was to: (i) delineate new areas of mineralization and continue infill drilling to advance the inferred resource estimate into the indicated category at the Arrow deposit, (ii) step-out drill 180 metres to the southwest of Arrow, and (iii) drill several high-potential target areas on the Patterson conductor corridor.

In September 2016, the summer drill program was expanded by an additional 11,500 metres to 46,500 metres to further pursue the objectives listed above.

The 2016 summer drill program resulted in the Harpoon discovery, a new high grade zone of mineralization 4.7 kilometres northeast of the Arrow deposit. Discovery hole HP-16-08 intersected 17.0 metres of continuous mineralization (220 to 237 metres) including 4.5 metres of off-scale radioactivity (>10,000 to 61,000 cps). The discovery hole was a 250 metre step-out along trend to the northeast of hole HP-16-06 which encountered 1.5 metres of continuous mineralization (>500 to 2200 cps) from 303 to 304.5 metres.

Further 2016 summer drilling continued to intersect extensive off-scale radioactivity in the higher grade A2 sub-zone. Drill hole AR-16-98c2 which was drilled towards the northwest and collared at the southeast, intersected 85.0 m of total composite mineralization including dense accumulations of massive pitchblende largely outside the margin of the A2 high grade domain. This hole intersected 10.05 m of off-scale radioactivity including 5.75 m of minimum-greater-than-61,000 cps radioactivity of which 4.5 m was continuous.

Corporate

On June 10, 2016, the Company completed a private placement of US$60 million in aggregate principal amount of unsecured convertible debentures (the “Financing” and the “Debentures”) to CEF Holdings Limited and/or affiliates of its shareholders (“CEF”). The Debentures mature on June 11, 2021 (the “Maturity Date”).

The Debentures have a term of five years and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, such shares to be issued at a price per share equal to the 20-day volume-weighted average trading price calculated in US dollars (the “20-day VWAP”) prior to the date each such interest payment is due.

The Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Company at a conversion price of US$2.3261 per common share (the “Conversion Price”). The Company may redeem the Debentures in whole or in part on or after June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending on the date immediately prior to the date the redemption notice is given exceeds 130% of the Conversion Price.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

An establishment fee of 1,005,586 common shares of the Company, calculated as 3% of the aggregate principal amount of the Debentures at a deemed price of US$1.79 per share (based on the 20-day VWAP prior to the announcement of the Financing) was paid to CEF in connection with the Financing.

Upon completion of a change of control (which includes in the case of the holders right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to June 10, 2019, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; or (c) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction.

Until the Maturity Date, the Debentures may not be converted and the holders of the Debentures may not tender any common shares of the Company held by them, in the event of an unsolicited take-over bid that is a change of control transaction until certain conditions are met including that the Board recommend the proposed change of control transaction or the bidder takes-up and pays for such number of common shares that it holds 66 2/3% of the outstanding common shares on a fully-diluted basis.

As of July 15, 2016, the Company’s common shares were delisted from the TSX-V and commenced trading on the TSX.

Effective June 17, 2016, NexGen transferred certain of its exploration assets to the Subsidiaries (other than NXE Energy Royalty Ltd.) in exchange for common shares in the capital of those Subsidiaries. In addition, pursuant to a transfer agreement (the “Transfer Agreement”) between IsoEnergy and NexGen, NexGen transferred to IsoEnergy all of its interest in the Radio Project (by way of an assignment of the Radio option agreement), the Thorburn Lake Project and each of the Madison, 2Z and Carlson Creek properties, all early stage exploration properties located in the Athabasca Basin, Saskatchewan (collectively, the “Acquired Properties”) on a tax deferred basis. As consideration for the Acquired Properties, IsoEnergy issued 29 million common shares to NexGen at a price of $1.00 per common share. Pursuant to the Transfer Agreement, each of IsoEnergy and NexGen agreed to elect that, for tax purposes, the transfer price of the Acquired Properties be equal to the book value thereof.

As of August 15, 2016, IsoEnergy had accrued a liability of approximately $450,000 owing to NexGen, representing operational expenses financed by NexGen on behalf of IsoEnergy which was converted into 450,000 common shares at a price of $1.00 per share.

Between June 17, 2016 and October 12, 2016, IsoEnergy completed a non-brokered private placement which closed in three tranches, and a brokered private placement which closed on August 5, 2016 pursuant to which IsoEnergy issued and sold an aggregate of 8,182,650 common shares for aggregate gross proceeds of $8,364,470.

On November 2, 2016, the Company issued 2,116,436 flow-through shares at a price of $1.10 per share for gross proceeds of $2,328,079 (net proceeds of $2,178,395).

In September 2016, the Company incorporated a wholly-owned subsidiary, 1089338 BC Ltd., which amalgamated with IsoEnergy on October 12, 2016 as part of a series of transactions related to the listing of IsoEnergy on the TSX-V.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

The common shares of IsoEnergy commenced trading on the TSX-V on October 19, 2016 and as of the date hereof, NexGen holds 29,450,002 common shares of IsoEnergy (representing 71.7% of the outstanding common shares of IsoEnergy), of which 26,505,002 are subject to the terms of a Tier 2 value escrow agreement imposed by the TSX-V and will be released in equal instalments over the ensuing 36 months.

Financial

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2016, the Company had cash and cash equivalents of $89,267,191 (December 31, 2015: $34,303,982; September 30, 2015: $20,749,898), an accumulated deficit of $18,104,475 (December 31, 2015: $17,398,941; September 30, 2015: $15,669,530) and working capital of $84,705,037 (December 31, 2015: $33,814,193; September 30, 2015: $19,030,401), which is sufficient to carry out committed exploration activities and corporate and administrative costs for the next two years.

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s AIF.

Finally, as previously stated on June 10, 2016 the Company completed a private placement of US$60 million in aggregate principal amount of Debentures to CEF. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Debentures (or sooner in the event of redemption in accordance with the terms of the Debentures), the Company will have to raise funds to repay the principal amount of the Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three and nine months ended September 30, 2015.

	For the three		For the nine
	months ended		months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Operating expenses
Salaries, benefits and directors’ fees	$496,018	$217,636	$1,927,492	$632,320
Office and administrative	378,802	84,168	1,017,401	325,712
Professional fees	381,658	126,546	658,756	437,756
Travel	107,003	120,812	430,295	457,447
Depreciation	234,774	53,604	455,214	157,729
Share-based payments	1,078,427	386,815	4,513,895	1,293,704
Finance income	(51,883)	(26,383)	(194,530)	(89,976)
Interest expense	1,466,715	—	1,788,890	—
Mark to market gain on convertible debentures	(10,556,927)	—	(10,622,812)	—
Convertible debenture issuance costs	—	—	4,052,398	—
Foreign exchange loss (gain)	(859,001)	3,967	(1,931,920)	14,480
Gain on settlement of short-term loan	—	(99,122)	—	(99,122)
Income on reduction of flow-through premium liability	(72,199)	—	(72,199)	(212,144)

Loss (profit) and comprehensive loss (profit) for the period	$(7,396,613)	$868,043	$2,022,880	$2,917,906

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.	$(7,480,320)	$(868,043)	$1,918,983	$2,917,906
Non-controlling interests in IsoEnergy Ltd.	83,707	—	103,897	—

Loss (profit) and comprehensive loss (profit) for the period	$(7,396,613)	$(868,043)	$2,022,880	$2,917,906

Loss (profit) per common share attributable to the Company’s common shareholders - basic and diluted	$(0.02)	$0.00	$0.01	$0.01

Weighted average number of common shares outstanding - basic and diluted	303,572,343	253,432,940	298,723,694	222,590,499

	September 30,	December 31,	September 30,
	2016	2015	2015

Exploration and evaluation assets	$100,759,844	$65,136,513	$61,215,023
Total assets	$194,433,790	$101,155,424	$83,618,599
Total current liabilities	$5,475,319	$999,787	$2,478,047
Total non-current liabilities	$63,624,338	$—	$—
Distributions or cash dividends declared per share	$—	$—	$—

September 30, 2016 vs December 31, 2015

NexGen had cash and cash equivalents totaling $89,267,191 as at September 30, 2016 compared to $34,303,982 at December 31, 2015. This increase in cash was due to $94,106,921 of cash received from the issuance of the Debentures and common shares and the exercise of options and warrants, offset by $6,353,281 of cash used in operating activities and $33,387,509 of cash used in investing activities.

Exploration and evaluation assets increased from $65,136,513 at December 31, 2015 to $100,759,844 at September 30, 2016 due to an increase in expenditures made on exploration and evaluation assets.

Current liabilities increased from $999,787 at December 31, 2015 to $5,475,319 at September 30, 2016. The majority of this increase related to the timing of payments for exploration and evaluation expenditures and accrual for Debenture interest payments.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

Three Months Ended September 30, 2016 vs Three Months Ended September 30, 2015

In the three months ended September 30, 2016, NexGen incurred a net profit of $7,396,613 or $0.02 per common share, compared to a net loss of $868,043 or $0.00 per common share for the three months ended September 30, 2015.

Salaries, benefits and directors’ fees increased from $217,636 in the three months ended September 30, 2015 to $496,018 in the three months ended September 30, 2016 mainly due to an increase in staff complement and ordinary annual salary increases.

Office and administrative costs increased from $84,168 in the three months ended September 30, 2015 to $378,802 in the three months ended September 30, 2016. This was mainly due to an increase in rent for the Company’s head office and new IsoEnergy head office rent, and an increase in annual exchange fees upon graduation to the TSX.

Professional fees increased from $126,546 in the three months ended September 30, 2015 to $381,658 in the three months ended September 30, 2016 due to legal fees relating to IsoEnergy’s mineral property acquisitions and listing on the TSX-V.

Travel expenses of $120,812 in the three months ended September 30, 2015 were comparable to travel expenses of $107,003 in the three months ended September 30, 2016.

Depreciation increased from $53,604 in the three months ended September 30, 2015 to $234,774 in the three months ended September 30, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $386,815 in the three months ended September 30, 2015 to $1,078,427 in the three months ended September 30, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended June 30, 2016, 6,100,000 stock options were granted with a weighted average fair value per option of $1.80. This higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the three months ended September 30, 2016 and for each remaining quarter in the vesting period.

Finance income increased from $26,383 in the three months ended September 30, 2015 to $51,883 in the three months ended September 30, 2016 due to an increase in interest earned on cash and cash equivalent balances.

Interest expense increased from $nil in the three months ended September 30, 2015 to $1,466,715 in the three months ended September 30, 2016. This is interest accrued for the three months ended September 30, 2016 on the Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a mark to market gain on convertible debentures of $10,556,927 during the three months ended September 30, 2016 as compared to $nil in the three months ended September 30, 2015. This mark to market gain represents the fair value re-measurement of the Debentures at each report date, with any changes in the fair value recognized in the loss (profit) and comprehensive loss (profit) for the period.

The Company incurred a foreign exchange loss of $3,967 in the three months ended September 30, 2015 compared to a gain of $859,001 in the three months ended September 30, 2016. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on September 30, 2016 translated into Canadian dollars.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

The gain on settlement of short-term loan decreased from $99,122 in the three months ended September 30, 2015 to $nil in the three months ended September 30, 2016. The short-term loan to Tigers Realm was fully settled through the issuance of common shares and the gain on settlement was recorded on the statement of loss and comprehensive loss in the three months ended September 30, 2015.

Income on reduction of flow-through premium liability was $nil in the three months ended September 30, 2015 and $72,199 in the three months ended September 30, 2016. The amount in the current period relates to the premium IsoEnergy has taken into income as qualifying expenditures were made. The premium liability was reduced and recognized as income on reduction of flow-through premium liability on the statement of loss (profit) and comprehensive loss (profit) of the period when the flow-through qualifying expenditures were incurred.

Nine Months Ended September 30, 2016 vs Nine Months Ended September 30, 2015

In the nine months ended September 30, 2016, NexGen incurred a net loss of $2,022,880 or $0.01 per common share, compared to a net loss of $2,917,906 or $0.01 per common share for the nine months ended September 30, 2015.

Salaries, benefits and directors’ fees increased from $632,320 in the nine months ended September 30, 2015 to $1,927,492 in the nine months ended September 30, 2016 mainly due to an increase in staff complement, special bonuses and ordinary annual salary increases and IsoEnergy salaries and directors’ fees.

Office and administrative costs increased from $325,712 in the nine months ended September 30, 2015 to $1,017,401 in the nine months ended September 30, 2016. This was mainly due to increased filing and regulatory fees, increased rent for the Company’s head office and Saskatchewan provincial sales taxes paid in the nine months ended September 30, 2016.

Professional fees increased from $437,756 in the nine months ended September 30, 2015 to $658,756 in the nine months ended September 30, 2016 mainly due to legal fees relating to IsoEnergy’s mineral property acquisitions and listing on the TSX-V.

Travel expenses of $457,447 in the nine months ended September 30, 2015 were comparable to travel expenses of $430,295 in the nine months ended September 30, 2016.

Depreciation increased from $157,729 in the nine months ended September 30, 2015 to $455,214 in the nine months ended September 30, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $1,293,704 in the nine months ended September 30, 2015 to $4,513,895 in the nine months ended September 30, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended June 30, 2016, 6,100,000 stock options were granted with a weighted average fair value per option of $1.80. This higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the nine months ended September 30, 2016.

Finance income increased from $89,976 in the nine months ended September 30, 2015 to $194,530 in the nine months ended September 30, 2016 due to an increase in interest earned on cash and cash equivalent balances.

Interest expense increased from $nil in the nine months ended September 30, 2015 to $1,788,890 in the nine months ended September 30, 2016. This is interest accrued to September 30, 2016 on the Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

The Company incurred a mark to market gain on convertible debentures of $10,622,812 during the nine months ended September 30, 2016 as compared to $nil in the nine months ended September 30, 2015. This mark to market gain represents the fair value re-measurement of the Debenture at each report date, with any changes in the fair value recognized in the loss (profit) and comprehensive loss (profit) for the period.

The Company incurred convertible debenture issuance costs of $4,052,398 in the nine months ended September 30, 2016 and $nil in the nine months ended September 30, 2015. Transaction costs in respect of Debentures which are measured as at fair value through profit or loss are recognized in the statement of loss (profit) and comprehensive loss (profit) as they are incurred.

The Company incurred a foreign exchange loss of $14,480 in the nine months ended September 30, 2015 compared to a gain of $1,931,920 in the nine months ended September 30, 2016. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on September 30, 2016 translated into Canadian dollars.

The gain on settlement of short-term loan decreased from $99,122 in the nine months ended September 30, 2015 to $nil in the nine months ended September 30, 2016. The short-term loan to Tigers Realm was fully settled through the issuance of common shares and the gain on settlement was recorded on the statement of loss and comprehensive loss in the nine months ended September 30, 2015.

Income on reduction of flow-through premium liability was $212,144 in the nine months ended September 30, 2015 and $72,199 in the nine months ended September 30, 2016. The amount in the current period relates to the premium IsoEnergy has taken into income as qualifying expenditures were made. The premium liability was reduced and recognized as income on reduction of flow-through premium liability on the statement of loss (profit) and comprehensive loss (profit) of the period when the flow-through qualifying expenditures were incurred.

DISCUSSION OF OPERATIONS

The Rook 1 Project

To September 30, 2016, the Company has drilled 270 holes and six (6) partial holes on the Rook 1 Project for a total of 168,507 metres and expended approximately $63.4 million on exploration at the Rook 1 Project (including related camp costs).

The Company plans to continue exploring the Rook 1 Project. Its immediate and near term plan for the Rook 1 Project is to plan and execute a 2017 winter drill program, update its mineral resource estimate and continue with preliminary development activities to support the preparation of a pre-feasibility study using available cash and cash equivalents. Depending on the nature and scope of those activities, the Company may require additional funds.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, any mineral resource estimate and the other factors described below under “Risk Factors”.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS applicable to interim financial reporting including IAS 34 and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dolars)	2016	2016	2016	2015	2015	2015	2015	2014
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Finance income	$51,883	$66,510	$76,137	$103,368	$26,383	$25,859	$37,734	$30,681

Loss (profit) for the period	$(7,396,613)	$7,826,461	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689	$6,231,450

Loss (profit) for the period attributable to common shareholders	$(7,480,320)	$7,806,271	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689	$6,231,450

Loss (profit) per common share attributable to common shareholders - basic and fully diluted	$(0.02)	$0.03	$0.01	$0.01	$0.00	$0.01	$0.00	$0.04

NexGen does not derive any revenue from its operations except for minimal interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at September 30, 2016, the Company had an accumulated deficit of $18,104,475.

As at the date of this MD&A, the Company has approximately $78.5 million in cash and cash equivalents and approximately $5.2 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $74.1 million.

During the three months ended June 30, 2016, the Company completed the Financing raising gross proceeds of US$60 million.

The Financing positions the Company to continue its planned exploration activities at the Rook 1 Project, including in particular a 2017 winter drill program, update its mineral resource estimate and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s head office in Vancouver and fees and expenditures required to maintain all of its tenements for at least the ensuing 24 months.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

	(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years	After 5 years(3)
Convertible debentures(1)	$97,500,000	$3,900,000	$7,800,000	$7,800,000	$78,000,000
Office leases(2)	935,261	244,901	455,112	235,248	—

Total contractual obligations	$98,435,261	$4,144,901	$8,255,112	$8,035,248	$78,000,000

(1)	Interest payments on debentures converted from US$ into C$ at a rate of 1.3.
(2)	Leases pertain to Vancouver corporate head office and Saskatoon office.
(3)	This represents the US$60 million principal amount of the debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.3).

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Management will determine whether to accept any offer to finance weighing such things as the financing terms, the results of exploration at the Rook 1 Project, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s AIF and above under “Industry and

Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at September 30, 2016 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

The only transactions between the Company and related parties are transactions between the Company and its key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

The aggregate remuneration attributed to key management personnel can be summarized as follows:

	For the nine months ended
	September 30, 2016	September 30, 2015
Short-term compensation(1)	$1,905,920	$641,250
Share-based payments (stock options)(2)	$4,444,383	$1,227,482

	$6,350,303	$1,868,732

Notes:

(1)	Short-term compensation to key management personnel for the current period amounted to $1,905,920 (2015 - $641,250), of which $1,417,248 (2015 - $506,250) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss. The remaining $488,672 (2015 - $135,000) was capitalized to exploration and evaluation assets.
(2)	Share-based payments to key management personnel for the current period amounted to $4,444,383 (2015 - $1,227,482) of which $4,047,676 (2015 - $987,139) was expensed and $396,707 (2015 - $240,343) was capitalized to exploration and evaluation assets.

As at September 30, 2016, $15,000 (December 31, 2015 - $10,000) was included in accounts payable and accrued liabilities owing to a director for director’s fees.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of Lancaster. On February 26, 2016, the Company issued 49,861 common shares to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held by Lancaster. For further information, see Note 5 to the Interim Financial Statements.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at November 8, 2016, there were 304,102,506 common shares, 31,066,112 stock options and 5,714,286 common share purchase warrants and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options and common share purchase warrants.

Number of Options	Number Exercisable	Exercise Price	Expiry Date

131,914	131,914	$0.240	December 10, 2016
368,086	368,086	$0.400	December 10, 2016
350,000	350,000	$0.400	December 10, 2016
133,333	133,333	$0.460	December 10, 2016
200,000	200,000	$0.500	December 10, 2016
83,333	83,333	$0.640	December 10, 2016
116,667	116,667	$2.650	December 10, 2016
83,333	83,333	$0.620	May 8, 2017
200,000	200,000	$0.460	June 7, 2017
300,000	300,000	$0.500	June 7, 2017
250,000	250,000	$0.640	June 7, 2017
199,446	199,446	$0.240	August 29, 2017
3,800,000	3,800,000	$0.400	January 31, 2018
50,000	50,000	$0.425	April 22, 2018
1,550,000	1,550,000	$0.400	July 30, 2018
250,000	250,000	$0.300	December 19, 2018
2,625,000	2,625,000	$0.400	May 23, 2019
100,000	100,000	$0.400	May 23, 2019
750,000	750,000	$0.400	June 2, 2019
4,550,000	3,033,334	$0.460	December 24, 2019
4,200,000	2,800,000	$0.500	May 27, 2020
500,000	333,334	$0.620	September 21, 2020
4,575,000	1,525,000	$0.640	December 16, 2020
250,000	83,333	$2.690	June 8, 2021
5,450,000	1,816,666	$2.650	June 23, 2021

31,066,112	21,132,779

Number of Warrants	Exercise Price	Expiry Date

5,714,286	$0.500	May 31, 2017

PROPOSED TRANSACTIONS

As is typical in the mineral exploration and development industry, the Company continually reviews potential merger, acquisition and investment transactions and opportunities that could enhance shareholder value. At present however, there is no proposed business acquisition or disposition before the Board for consideration.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Debentures. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of the Interim Financial Statements.

New significant accounting policies:

The Company incorporated four new wholly owned subsidiary companies in Canada during the three months ended March 31, 2016. During the three months ended June 30, 2016, the Company transferred certain exploration and evaluation assets to three of its wholly owned subsidiaries. Subsequent to the transfer, IsoEnergy completed a non-brokered and brokered private placement of common shares pursuant to which it issued shares to third parties, thereby resulting in the recognition of non-controlling interests. During the three months ended September 30, 2016, the Company incorporated a new wholly owned subsidiary in Canada in connection with the listing of IsoEnergy on the TSX-V. The financial results of all of the subsidiaries are included in these Interim Financial Statements from the date of incorporation. Intercompany balances and transactions were eliminated on consolidation.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

The Company recognized a deferred lease inducement liability during the three months ended March 31, 2016. This liability is amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

All financial instruments are required to be measured at fair value on initial recognition and re-measured in subsequent periods depending on whether the financial instrument is classified as at fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of loss and comprehensive loss. Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are also recognized in the statement of loss and comprehensive loss as they are incurred. During the three months ended June 30, 2016, the Company classified the newly issued

7.5% Debentures as at FVTPL.

Future accounting pronouncements:

IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments impose requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine-month period ended September 30, 2016.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s convertible Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2016, NexGen had a cash and cash equivalents balance of $89,267,191 to settle current liabilities of $5,475,319.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents balance as of September 30, 2016. The Company manages interest rate risk by maintaining an investment policy for short-term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Debentures, in a principal amount of US$60 million, carry a fixed interest rate of 7.5%.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As at September 30, 2016, the Company’s Australian dollar net financial assets were AUD $7,466 and its US dollar net financial liabilities were USD $35,173,021. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $4,613,645 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s AIF and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2016

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the anticipated timing of an updated mineral resource estimate, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.

Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the AIF under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.